UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016

Commission File Number: 001 - 36130

voxeljet AG

(Exact Name of Registrant as Specified in Its Charter)

Paul-Lenz-Straße 1a

86316 Friedberg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

By resolution of its supervisory board effective as of July 1, 2016, the current members of the voxeljet AG (“voxeljet”) management board, Dr. Ingo Ederer and Rudolf Franz, were reappointed as members of the management board for a new 5 year term from July 1, 2016 until June 30, 2021. Dr. Ingo Ederer and Rudolf Franz have each accepted such new appointment.

Following the reappointment of Dr. Ingo Ederer and Rudolf Franz as members of the management board, the existing service agreements with Dr. Ingo Ederer and Rudolf Franz originally scheduled to expire in 2017 were mutually terminated and new five year service agreements were concluded with each member of the management board effective as of July 1, 2016.

The main terms of the service agreements are summarized below. The terms of the service agreements of Dr. Ingo Ederer and Rudolf Franz are identical unless explicitly stated otherwise.

Each service agreement can be terminated prior to June 30, 2021 only, (i) by the member of the management board exercising a special termination right (Sonderkündigungsrecht) in case of a change of control of voxeljet (as defined in the service agreement), if and to the extend such change of control leads to a material change of the position of the member of the management board, if (ii) the member of the management board is terminated by us for cause or if (iii) the member of the management board terminates the service agreement for cause.

If a member of the management board terminates the service agreement exercising the special termination right (Sonderkündigungsrecht) in case of a change of control, the member of the management board is entitled to a compensation payment. 50% of such compensation payment consists of the sum of the total remuneration payable to the member of the management board over the outstanding full term of the service agreement (fixed plus variable remuneration assuming the full achievement of all bonus targets) and the other 50% consists of a lump sum payment amounting to two annual fixed salaries. The compensation payment is capped at the amount of EUR 2,000,000.

Under German law, a contract can be terminated for cause only in exceptional circumstances (i.e., if the continuation of the contractual relationship is unacceptable for the terminating party). Termination for cause generally requires that a party repeatedly and severely breaches its contractual duties. To the extent the employment terminates during a business year, the member of the management board is entitled to a pro rata portion of the bonus that reflects the percentage of the year that the member of the management board worked for us.

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Furthermore, each service agreement contains a covenant pursuant to which each member of the management board has agreed not to compete with us for a period of two years after the termination of the service agreement. Under German law, a non-compete covenant is only valid if the employee is compensated during the term of the non-compete obligation. As compensation for the non-compete covenant, each member of the management board will receive 100% of his fixed salary (but in no event less than 50% of the total compensation received in the preceding year) for the entire two year term of the non-compete covenant. If the service agreement of a member of the management board is terminated for cause, we are not obligated to pay the compensation for the non-compete covenant, so long as we provide the member of the management board with a written statement disclaiming our obligation to pay this compensation within one month after the termination.

The new service agreements provide for an annual fixed compensation (base salary), an annual performance award (annual bonus) with a target of up to 30% of the yearly base salary, as well as a long-term performance award for a three-business-year period (long-term bonus) with a target of up to 100% of the yearly base salary. The performance targets of the annual and long-term bonuses are a mixture of certain financial and non-financial targets, such as revenue, profitability and liquidity targets as well as personal goals. In addition to the fixed and variable remuneration components, each member of the management board is entitled to additional benefits (including company car arrangements, mobile phone, accident and director and officer liability insurance) and reimbursement of necessary and reasonable expenses.

In 2016, the two members of our management board will be collectively entitled to receive a total compensation of up to EUR 1,108,990 which includes base salary, bonus payments and other compensation as a result of the other benefits as described above.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

voxeljet AG

By:	/s/ Rudolf Franz
	Name:	Rudolf Franz
	Title:	Chief Financial Officer

Date: July 1, 2016

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